8875 Aero Drive, Suite 200

San Diego, CA 92123

Tel: (800) 825-8131 • Fax: (800) 306-4443

May 14, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attention:	Kevin W. Vaughn, Branch Chief
Division of Corporation Finance

Re:	Encore Capital Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 11, 2009 File No. 000-26489

Ladies and Gentlemen:

We refer to Mr. Vaughn’s letter dated April 28, 2009 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the fiscal year ended December 31, 2008 (“Form 10-K”) of Encore Capital Group, Inc. (the “Company” or the “Registrant”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Mr. Vaughn’s letter immediately preceding our response thereto.

Form 10-K for the period ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

1. Please revise your future filings to include a discussion of the volume of the receivables historically purchased from Jefferson Capital from inception of the purchase agreement as compared to the total volume of receivables purchased during that timeframe. Additionally, please revise to disclose the impact that your decision to discontinue the purchase of receivables from them has had on your current period financial statements and how this may impact the volume of receivable purchases in the future.

Response:

As detailed in the table below, the Company has been able to increase the overall level of accounts purchased subsequent to the time it ceased purchasing from Jefferson Capital. While the level of purchases from Jefferson Capital may have been material to the total purchases during the period of time the Company was making such purchases, the cessation of those purchases in no way impacted the Company’s ability to purchase other portfolios of charged-off receivables. Given the Company’s ability to increase purchasing volumes since the termination of the agreement with Jefferson Capital, the Company respectfully submits that additional disclosure is not necessary as readers of the financial statements are able to see that purchase levels have continued to increase and historical information on the level of purchases from Jefferson Capital would not be useful.

Securities and Exchange Commission

May 14, 2009

The following table reflects receivable purchases by quarter in total and from Jefferson Capital from inception through December 31, 2008 (in thousands):

Quarter	Total Purchases	Purchases from Jefferson Capital
Q3 2005	$14,151	$7,931
Q4 2005	$39,941	$8,066
Q1 2006	$27,091	$8,400
Q2 2006	$21,262	$8,099
Q3 2006	$32,334	$9,138
Q4 2006	$63,600	$10,835
Q1 2007	$45,386	$13,590
Q2 2007	$41,137	$12,063
Q3 2007	$47,869	$11,176
Q4 2007	$74,561	$11,583
Q1 2008	$47,902	$14,341
Q2 2008	$52,492	$13,433
Q3 2008	$66,107	—
Q4 2008	$63,777	—

Consolidated Financial Statements

2. Your balance sheet format appears to loosely follow the guidance of Article 9 of Regulation S-X; however, your statement of operations does not appear to comply with the guidance of Article 5 or Article 9 of Regulation S-X. Please tell us which Article you determined to apply to your financial statement presentation and how you determined that your presentations complied with that Article. Tell us how you considered the guidance of Staff Accounting Bulletin Topic 11:K in making that determination. In future filings, please revise your financial statements necessary to more comprehensively comply with the applicable guidance of Article 5 or Article 9.

Response:

Staff Accounting Bulletin 11:K provides guidance on application of Article 9 for bank holding companies and non-bank holding companies with similar lending and deposit activities. The Company is neither a bank holding company nor a non-bank holding company with material lending and deposit activities. Therefore, the Company respectfully submits that the guidance of Article 9 of Regulation S-X does not apply. Additionally, as a financial services company, the Company believes it is impractical to comply with the guidance of Article 5 of Regulation S-X, as it requires classified balance sheet information and requires revenues and costs of those revenues for the statement of income. The Company respectfully submits that neither requirement is appropriate for the Company’s line of business as its normal operating cycle is beyond one year and its core revenue is derived from the collection of accounts and not from a sale or service. A primary goal of financial statement presentation is for the financial statements to be meaningful to the reader and comparable to like companies’ financial statements. As such, the Company believes the most meaningful approach is to follow common industry practice similar to its competitors such as Asset Acceptance Capital Corporation and Portfolio Recovery Associates. Further, the Company has ensured that key account information and subtotals required by Article 5-03 are included in its presentation where applicable.

Securities and Exchange Commission

May 14, 2009

Note 1: Ownership, Description of Business and Significant Accounting Policies

Investment in Portfolio Receivables, page F-7

3. Please revise your future filings to disclose how you determine any subsequent impairment for your purchased pools of loans subject to SOP 03-3. Please clarify whether you measure these loans for impairment under SFAS 5 or SFAS 114, and clarify how you considered current trends in your portfolio for all periods presented. For example, on page 26 you disclose that you cannot presently determine the future impact of the current economic conditions and therefore you have not recorded a related additional impairment, however, on page 31 you state that current economic conditions will have some negative impact on customers’ ability to pay and you recorded an impairment provision in 2007 to reflect your estimated reduction in cash flows as a result.

Response:

The Company is consistent in determining impairment provisions for the years ended December 31, 2008 and 2007 in accordance with SOP 03-3, paragraph 8 and SFAS 5.

In accordance with SOP 03-3, paragraph 8 and SFAS 5, an impairment provision to reduce the book value is only recorded when current information and events indicate that it is probable that an entity will be unable to collect all of its expected future cash flows, or when the timing of such cash flows is delayed. The Company considers current economic trends that are known and can be quantified in its impairment calculations. It recorded impairment provisions based on then-current economic trends for the year ended December 31, 2008, as stated in paragraph 4 on page 26, and for the year ended December 31, 2007, as stated on page 31.

In the last paragraph of page 26, the Company states that since it cannot presently determine the future impact of the current economic conditions on its collections, it cannot conclude further reductions in cash flows are probable or that the timing of cash flows has changed in a manner that would significantly impact any pool groups’ IRR and, therefore, it has not recorded an additional impairment related to current economic conditions for the year ended December 31, 2008. The Company was attempting to communicate that while it has recorded impairment for the known impacts of current economic conditions, it cannot predict unforeseeable impacts on its consumers related to future potential negative effects of the economic conditions. The Company will revise its future filings to clarify that it has not recorded an additional impairment related to unforeseeable future economic impact on its collections.

Additionally, in accordance with SOP 03-3, paragraph 8(a), impairments for investments in receivable portfolios are determined pursuant to SFAS 5 or SFAS 114. The Company is required to and follows the guidance of SFAS 5 and will revise its future filings to reflect that.

Deferred Revenue, page F-8

4. Considering the materiality of your bankruptcy services to your net income, please revise your future filings to more clearly disclose the terms of the servicing arrangements Ascension provides for both the Chapter 7 accounts and the Chapter 13 accounts. Please revise your future filings to provide a discussion of whether these services are sold together, separately, or both, and include a description of the performance, payment, cancellation and refund provisions, if any. Refer to paragraph 18 of EITF 00-21.

Securities and Exchange Commission

May 14, 2009

Response:

The net income and revenue of the Company’s bankruptcy servicing entity, Ascension Capital Group, Inc. (“Ascension”), were approximately 5% and 6%, respectively, of the Company’s consolidated net income and revenue for the year ended December 31, 2008. Additionally, Ascension has no significant identifiable assets other than those specifically identified in the Company’s financial statements. Accordingly, the Company has concluded that this business is not material to the Company’s consolidated financial statements and, as a result, respectfully submits that disclosure of the additional terms of its servicing arrangements is not material. However, the Company anticipates adding the following language to Note 1 to its consolidated financial statements in future filings to clarify the contractual arrangements with Ascension’s customers:

The contracts for Ascension services generally have initial terms of one or two years and generally renew automatically. Fees for bankruptcy administration services are charged on a per consumer account basis for both Chapter 7 and Chapter 13 accounts and typically consist of an upfront fee at the time of account referral, combined with either an ongoing monthly service fee or service specific fees based on a predetermined fee schedule.

5. You state on page F-8 that litigation deliverable for Chapter 7 accounts is recognized based on the historical percentage of accounts litigated over the average duration of an account (which you disclose as seven months). You also state on page F-8 that “Given the nature and duration of a Chapter 13 proceeding, the monthly servicing deliverable provided is considered ‘delivered’ each month and revenue is recognized ratably, including any upfront fees received by the Company, over the time the services are provided. The litigation deliverable is recorded as an ‘as incurred’ event with revenue recognized based on the historical percentage of accounts litigated over the average duration of an account.” Tell us how you determined the timing of your revenue recognition was appropriate under GAAP. Tell us the authoritative literature relied on for each of your Chapter 7 and Chapter 13 revenue streams. Tell us how you considered the guidance of Staff Accounting Bulletin Topic 13.

Response:

Pursuant to EITF 00-21, the Company has identified two units of accounting related to Ascension’s bankruptcy servicing business, litigation and bankruptcy servicing, both of which occur for Chapter 7 and Chapter 13 bankruptcies. The allocation of consideration to litigation was determined by identifying vendor-specific objective evidence through readily available prices for these services from a multitude of vendors who provide these services on a stand-alone basis. The allocation of consideration to bankruptcy servicing was determined using the residual method in accordance with EITF 00-21. As it related to the recognition of revenue, the Company’s service transactions are not within the scope of specific authoritative literature that provides revenue recognition guidance. However, in accordance with Staff Accounting Bulletin Topic 13, in the absence of authoritative literature addressing a specific arrangement or a specific industry, the Company understands that the Staff will consider the existing authoritative accounting standards as well as the broad revenue recognition criteria specified in the FASB’s conceptual framework. The Company applies revenue recognition criteria from SAB Topic 13.A.1 to determine if and when the service revenue is realizable and earned.

•	Litigation - For both Chapter 7s and Chapter 13s, the type of litigation performed is of a short duration (30-60 days) and revenue is determined to be earned when the services are provided.

Securities and Exchange Commission

May 14, 2009

•	Servicing –

•

Chapter 7s - Given the nature and duration of a Chapter 7 proceeding, the servicing provided by Ascension relative to a Chapter 7 bankruptcy is focused on the completion of the bankruptcy process as a whole. Accordingly, the servicing related to a Chapter 7 referred account is not considered “delivered,” and revenue is not recognized, until the bankruptcy is discharged or dismissed.

•

Chapter 13s - Given the nature and duration of a Chapter 13 proceeding, the servicing provided by Ascension relative to a Chapter 13 bankruptcy is generally focused on the establishment of a repayment plan and the monitoring of payments made under that repayment plan. Accordingly, the servicing related to a Chapter 13 referred account is considered “delivered,” and revenue is recognized, as the services are provided.

Based on the above description of its revenue recognition, the Company has concluded and respectfully submits that its revenue recognition for Ascension is in accordance with GAAP.

Forward Flow Asset, page F-8

6. We note that you allocate a portion of the forward flow asset to your purchases based on the proportion of the current purchase to the total purchase commitment, as adjusted for the time value of money. Please revise your future filings to disclose the adjustments made due to the time value of money, as well as the discount rate and term used to determine such amounts.

Response:

In accordance with SFAS 141, the Company’s acquisition of certain assets of Jefferson Capital in June 2005 (which included the entering into a five-year forward flow contract) was accounted for as a business combination and, therefore, purchase accounting was applied.

At acquisition, the Company retained an independent valuation firm to determine the portion of the purchase price that should be allocated to the forward flow contract. This value was calculated using an 11.0% discount rate, which represented the risk of achieving the projected cash flow generated by the prepayments over the 60 month term of the agreement. As a result, at the time of acquisition, the fair value of the forward flow asset was determined to be approximately $42.5 million and the fair value of the forward flow asset was not adjusted over the term of the contract. This was deemed to be an asset subject to amortization and not an asset requiring fair value presentation.

The Company recognizes that its disclosure relating to its forward flow allocation may have caused some confusion and given the impression that the forward flow asset was adjusted for the time value of money on a periodic basis. However, as discussed above, the fair value to be allocated to future purchases was determined at acquisition and is not adjusted over the term of the contract. The Company allocates a portion of the forward flow asset to the cost basis of receivable portfolio purchases under the forward flow agreement as purchases are made. The Company will revise its disclosure in future filings to reflect these facts.

7. We note that your remaining purchase commitment under this agreement was $51.3 million. Considering the significant amount of purchase made under this agreement, please tell us why there has not been a proportional decrease in the forward flow asset. For example, the original purchase commitment was $3 billion and has $51.3 million remaining, yet the forward flow asset, initially recorded at $42.5 million, has a remaining balance of $10.3 million.

Securities and Exchange Commission

May 14, 2009

Response:

The original purchase commitment was approximately $3 billion in face value of the receivable portfolios. The contracted future price of each monthly purchase was approximately 6% of the face value. Therefore, the original purchase commitment was approximately $180 million at inception of the forward flow agreement. The remaining forward flow asset balance of $10.3 million is, therefore, proportional to the remaining purchase commitment.

8. Please tell us how you initially determined the value of the forward flow asset when you entered into the agreement with Jefferson Capital. Since it appears that you are no longer purchasing loans from Jefferson Capital and therefore your future cash flows related to the forward flow asset appear to be zero, please tell us in detail how you determined that no impairment should be recorded related to this asset. We may have further comment based on your response.

Response:

Please see the Company’s response to comment 6 above for information regarding the initial determination of the value of the forward flow asset.

As disclosed on page F-30 and F-31 of the Form 10-K, in July 2008, the Company ceased forward flow purchases from Jefferson Capital and is currently in arbitration against Jefferson Capital and its parent company CompuCredit Corporation. The Company believes that it will be successful in the arbitration proceedings and fully realize the balance of the forward flow asset. If the Company is not successful in the arbitration, management believes that it will realize the forward flow asset through the resumption of portfolio purchases from Jefferson Capital and therefore, believes that there is currently no known impairment to the forward flow asset ($10.3 million at December 31, 2008). As such, the consolidated financial statements do not include any adjustment that might result from the outcome of the arbitration proceedings.

SFAS 5 requires loss contingencies to be accrued if it is probable that an asset has been impaired or a liability incurred at the balance sheet date and the amount of loss can be reasonably estimated. Such contingencies must be disclosed, but may not be accrued if the loss is reasonably possible (but not probable) or, the loss is probable but the amount of loss cannot be reasonably estimated. In this case, the Company’s belief is that a loss is not probable, and, as such, no impairment provision should be recorded on the forward flow asset at this time.

9. We note your statement on page F-12 that you do not determine the fair value of the forward flow asset due to the excessive costs that would be incurred in doing so. Please tell us the nature of these costs, quantifying them where possible. To the extent you believe measuring the fair value of the forward flow asset is an undue burden, please provide support for your determination.

Response:

The Company will revise its future filings to include the estimated fair value of the forward flow asset.

The Company currently expects that it is more likely than not that it will be successful in the arbitration with Jefferson Capital and expects to recover the full amount of the forward flow asset as discussed in response to comment 8 above. As such, the fair value of the forward flow asset is determined to be equal to the book value of $10.3 million, as of December 31, 2008.

Securities and Exchange Commission

May 14, 2009

Identifiable Intangible Assets and Goodwill, page F-9

10. Considering that you have stopped purchasing loans from Jefferson Capital and that the litigation discussed on page F-30 affects many of the receivables purchased from Jefferson, please revise to disclose how you determined that the portion of goodwill recorded as a part of the purchase of certain of the assets of Jefferson Capital was not impaired.

Response:

In June 2005, the Company acquired certain assets from Jefferson Capital for $142.9 million in cash. The acquisition was accounted for as a business combination in accordance with SFAS 141. As part of the acquisition, the Company acquired a portfolio of charged-off consumer credit card receivables with a face value of approximately $2.8 billion, entered into a forward flow agreement to purchase a minimum of $3.0 billion in face value of credit card charge-offs from Jefferson Capital over a five-year period at a fixed price, and offered employment to approximately 120 employees of Jefferson Capital at the Company’s collection site in St. Cloud, Minnesota. The Company retained an independent valuation firm to assist it in determining the allocation of the $142.9 million purchase price. $96.6 million was allocated to investment in receivable portfolios, $42.5 million was allocated as forward flow asset (please refer to response to comment 6 above) and $3.8 million was allocated as goodwill.

The $3.8 million in goodwill represents the assembled workforce acquired in the transaction and was valued using a cost approach based upon certain assumptions about the cost the Company would incur to assemble a workforce if it were not in place.

Since the acquisition, the Company’s collection site in St. Cloud has grown in terms of total annual collections. The St. Cloud site has the lowest average cost per dollar collected among the Company’s domestic call centers, and the Company anticipates that the majority of its future domestic hiring will be at this site. The Company’s management is confident in the St. Cloud site’s long-term viability and recently extended the lease in St. Cloud for an additional 5-year term and made significant renovations to the facility. Regardless of the outcome of the dispute with Jefferson Capital discussed in response to comment 8 above, the St. Cloud site is a wholly-owned asset of the Company and will continue to operate as one of the Company’s collection sites. Further, the Company’s management estimates that the recruiting costs, training costs, attrition costs and efficiency costs to assemble a similar workforce would be greater than $3.8 million.

Based on the above factors, and in accordance with SFAS 142, the Company has concluded that the goodwill related to the Jefferson Capital acquisition was not impaired as of December 31, 2008, and the Company respectfully submits that no additional disclosure is needed.

Note 8: Debt

Derivative Instruments, page F-22

11. Please tell us and revise you future filings to address the following related to your cash flow hedges:

a.	Tell us how you determined that these hedging relationships met all of the criteria of paragraphs 28-29 of SFAS 133 to qualify as cash flow hedges.

Securities and Exchange Commission

May 14, 2009

Response:

The Company entered into two interest rate swap agreements in April 2007 as part of its strategy of managing its level of exposure to fluctuations in LIBOR rates. The Company makes fixed rate interest payments and receives variable rate interest payments based on 1-month LIBOR rates. The Company had formally documented the above hedging relationships, risk management objective and strategy for undertaking the hedge at the inception of the hedge relationships. Additionally, the Company assesses the effectiveness of the hedging relationships each quarter. Both at the inception of the hedge, and on an ongoing basis, the hedging relationships were, and are expected to be, highly effective during the term of the hedges, due to the fact that the terms of the interest rate swaps identically match the critical terms of the revolving credit facility. Therefore, these hedging relationships meet all the criteria of paragraphs 28-29 of SFAS 133 to qualify as cash flow hedges.

b.	For each hedging relationship, identify whether you use the long-haul method, the short-cut method, or matched terms to assess the effectiveness of that hedge. If you use a long-haul method, please disclose the method used to assess hedge effectiveness.

Response:

The Company uses the long-haul method in assessing hedge effectiveness for both of its hedging relationships.

The Company assesses hedge effectiveness prospectively and retrospectively each quarter using the cumulative dollar offset method by which the cumulative change in the expected future cash flow of the swaps is divided by the cumulative change in the expected future cash flows of a hypothetical swap that perfectly matches the hedged debt. As long as the analysis produces a cumulative dollar offset of between .80 and 1.25, the Company will view the hedge relationship to be highly effective. From the inception of the hedging relationships, the Company’s analyses have produced cumulative dollar offsets of between ..80 and 1.25 and, therefore, the Company has concluded that the hedging relationships are highly effective.

The Company will revise its future filings to disclose the method used to assess hedge effectiveness.

c.	For any hedges for which you apply the short cut method of assessing hedge effectiveness, tell us in detail how you determined that such hedges met the specific conditions of paragraph 68 of SFAS 133 to qualify for such treatment.

Response:

The Company does not apply the short cut method in applying hedge effectiveness.

d.	Tell us and revise to disclose whether the revolving credit facility is prepayable, and tell us how you considered this in your hedge designation and assessment of effectiveness.

Response:

The Company’s revolving credit facility is prepayable. However, the Company does not intend to repay the revolving credit facility below the notional amounts of the interest rate swaps before the maturity of these swaps.

Securities and Exchange Commission

May 14, 2009

The Company will revise its future filings to disclose this additional information.

e.	We note that you have the option of paying two different variable rates on this facility. Further, we note that the interest rate may change depending on the company’s leverage. Please tell us whether the interest rate swaps contain the same options and how you consider these features in your debt when assessing hedge effectiveness.

Response:

The Company has the option of paying two different variable rates on this facility, with the exception of the $50 million hedged portion which is locked in at reserve-adjusted LIBOR plus a spread that ranges from 225 to 275 basis points. The interest rate swaps only hedge the LIBOR rates, not the spread above LIBOR. As stated in the interest rate swap agreements, the Company makes fixed rate interest payments and receives variable rate interest payments based on 1-month LIBOR, therefore, the change in the spread does not affect the Company’s assessment of hedge effectiveness.

The Company will revise its future filings to include additional language regarding its interest rate swaps as noted above.

In response to the Staff’s request, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing provides a complete response to the comment letter. If you have any questions regarding this response, please do not hesitate to call me at (858) 309-6904.

Very truly yours,

/s/ Paul Grinberg
Paul Grinberg,
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Rebekah Blakeley Moore, Staff Accountant
BDO Seidman, LLP
Pillsbury Winthrop Shaw Pittman LLP